Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARAGES

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency for each of the nine months ended September 30, 2014 and 2013, and each of the years ended December 31, 2013, 2012, 2011, 2010 and 2009. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have earnings. We have derived the deficiency of earnings to cover fixed charges from our historical financial statements. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Nine Months Ended September 30,		Fiscal Year Ended December 31,
(dollars in thousands)	2014	2013	2013	2012	2011	2010	2009
Net loss	$(47,185)	$(62,062)	$(79,293)	$(94,465)	$(109,388)	$(140,166)	$(87,703)
Add back: Fixed charges	2,243	1,925	2,668	472	518	367	146

Total adjusted net loss	(44,942)	(60,137)	(76,625)	(93,993)	(108,870)	(139,799)	(87,557)

Fixed charges:
Interest expense	2,103	1,785	2,478	274	287	194	30
Interest portion of rental expense	140	140	190	198	231	173	116

Total fixed charges	2,243	1,925	2,668	472	518	367	146

Deficiency of earnings available to fixed charges (1)	$(47,185)	$(62,062)	(79,293)	$(94,465)	$(109,388)	$(140,166)	$(87,703)

(1)	Because of the deficiency of earnings available to cover fixed charges, the ratio information is not applicable.